Exhibit 99.1

INVESTOR PRESENTATION - August 2026 1 August 2026

INVESTOR PRESENTATION - August 2026 2 DISCLAIMER Forward - Looking Statements This presentation may contain certain forward - looking statements about us and our industry that involve substantial risks and un certainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our strategy, future financial condition, fut ure operations, projected costs, prospects, plans, objectives of management, and expected market growth (both generally and with respect to our company), are forward - looking statements within t he meaning of the “ safe harbor ” provisions of the Private Securities Litigation Reform Act of 1995 . Generally, the words “ expects, ” “ anticipates, ” “ targets, ” “ goals, ” “ projects, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates, ” or variations of such words and similar expressions identify forward - looking statements. These forward - looking statements involve c ertain risks and uncertainties, including those described in the section titled “ Risk Factors ” and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2025 and future quarterly reports. Any forward - looking statements in this presentation are not guarantees of future results, levels of activity, performance or eve nts and circumstances, and actual results, developments and business decisions may differ materially from those contemplated by those forward - looking statements. The forward - looking st atements made in this presentation relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward - looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, ex cep t as required by law.

DISCLAIMER (cont.)

Non-U.S.-GAAP Financial Measures

This presentation includes certain financial information that is not presented in accordance with The U.S. GAAP, including Adjusted EBITDA and Adjusted EBITDA Margin. We refer to these measures as " non-U.S. GAAP" financial measures. We present these non-U.S. GAAP measures as we believe that their presentation of these enhances an investor's understanding of our financial performance. Although these non-U.S. GAAP measures are frequently used by investors and securities analysts in their evaluations of companies in industries similar to ours, these non-U.S. GAAP measures have limitations as analytical tools, are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP and should not be used by investors or other users of our financial statements in isolation for formulating decisions, as such non-U.S. GAAP measures exclude a number of important cash and non-cash charges.

You should be aware that our presentation of these and other non-U.S. GAAP financial measures in this presentation may not be comparable to similarly titled measures used by other companies. A reconciliation of each of these non-U.S. GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP is provided in the Appendix to this presentation.

Industry and Market Data

Within this presentation, we reference information and statistics regarding the market for our products and services. We have obtained some of this statistical data, market data and other industry data from public filings, industry publications and studies conducted by third-party sources. Some data and other information contained in this presentation are also based on management's estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. In addition, assumptions and estimates of our and our industries' future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Trademarks, Trade Names, Service Marks and Copyrights

We own or have rights to use various trademarks, tradenames, service marks and copyrights, which are protected under applicable intellectual property laws. This presentation also contains trademarks, tradenames, service marks and copyrights of other companies, which are, to our knowledge, the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks and copyrights referred to in this presentation may appear without the ©, ® and symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks and copyrights. We do not intend our use or display of other parties' trademarks, tradenames, service marks or copyrights to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

ACRONYM GUIDE

OEM: Original Equipment Manufacturer

MRO: Maintenance, Repair & Overhaul

APU: Auxiliary Power Unit

LTA: Long-Term Agreement

LG: Landing Gear

HX: Heat Exchanger

3 INVESTOR PRESENTATION - August 2026

TAT Technologies

INVESTOR PRESENTATION - August 2026 4 KEY STRATEGIC PRODUCT & SERVICE OFFERINGS Thermal Solutions Market Leader MRO & OEM 60 + years of experience Thermal Solutions Partnership with Gulfstream Landing Gear MRO 10 - year exclusive contract with Honeywell APU Honeywell Licensee MRO APU MRO • Honeywell Leasing & Trading Strong presence in APU leasing and parts trading Landing Gear Authorized MRO • Gulfstream • Embraer • ATR Note: Charts based on % contribution for Q 2 - 2026 revenue Other non - strategic product lines represent 13 % of the total revenue

EXPERIENCED AND PROVEN LEADERSHIP

Experienced senior management team with significant depth, longevity and industry experience.

AMOS MALKA
CHAIRMAN OF THE BOARD
Since 2016



Major General (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command.
Retired 2002.

Previous Positions:
Chairman of the Board,
Logic Industries, Ltd.
Chairman of the Boards, Plasan Sasa, Ltd.
CEO, Elul Technologies, Ltd.

IGAL ZAMIR
PRESIDENT & CHIEF EXECUTIVE OFFICER
Since 2016



Previous Positions:
President, Mapco Express
(subsidiary of Delek US Holdings, Inc)
CEO, Metrolight, Ltd.
CEO, Rostam, Ltd

EHUD BEN YAIR
CHIEF FINANCIAL OFFICER
Since 2018



Previous Positions:
CFO, SHL Telemedicine (SHLTN)
CFO & Vice CEO, Opgal Optronics
(Subsidiary of Elbit Systems and Rafael)
CFO, Orad Hi Tech Systems (OHT)

JASON LEWANDOWSKI
CHIEF OPERATING OFFICER
Since 2022



Previous Positions:
GM, VP Manufacturing, Proterra
Sr. Director Operations,
Honeywell Aerospace
Surface Warfare Officer, US NAVY

TAT Technologies is dually listed on NASDAQ and on the Tel Aviv Stock Exchange

5 INVESTOR PRESENTATION - August 2026

INVESTOR PRESENTATION - August 2026 6 TAT SUBSTANTIAL OFFERINGS Thermal components for Environmental Control Systems THERMAL SOLUTIONS Thermal components for galley THERMAL SOLUTIONS Thermal components for power electronics THERMAL SOLUTIONS Thermal components for fuel inerting system THERMAL SOLUTIONS LANDING GEAR Thermal components for hydraulic systems THERMAL SOLUTIONS MRO APU MRO 6

7 GREENSBORO, NC APU, Landing Gear, MPG, MRO TULSA, OK OEM & MRO Thermail Solutions CHARLOTTE, NC Group Office KIRYAT GAT, ISRAEL OEM & MRO Thermal Solutions Other Capabilities SHENZHEN, CHINA Thermal Components MRO in partnership with LTS - Lufthansa Shenzhen

VALUE PROPOSITION High Growth Rates Strategic Capabilities Supporting Future Growth Strong Demand for Products & Services Proven Leadership Team ON AN UPWARD TREND ($M) Including Tier 1 aircraft manufacturers, system integrators and airlines Trusted Partner with 300 + Customers $ 615 M Backlog (Q 2 - 2  ) & Long - term Agreements 8 (1) Adjusted EBITDA is a non - U.S. GAAP measure. Please see the appendix for a reconciliation of Adjusted EBITDA to the most compar able U.S. GAAP measures. * 1 Quarterly figures may not sum to annual totals due to rounding

INVESTOR PRESENTATION - August 2026 9 Sources: Oliver Wyman. Note: New aircraft production includes B 737 , B 787 , B 777 , B 767 , A 320 , A 220 , A 330 and A 350 models AEROSPACE MARKET OUTLOOK High Global Demand for Component MRO ($B) New Aircraft Production on an Upward Trend *

SEVERAL PILLARS WILL SUPPORT THE COMPANY ’ S CONTINUED STRONG GROWTH APU – + $ 2 . 5 B Addressable market with OEM certifications . With a new distribution agreement and a large leasing fleet . Thermal Solutions – MRO leadership with certified OEM capabilities, benefiting from strong global demand for MRO and growth in new aircraft production, fleet conversions, and emerging eVTOL aviation . Trading & Leasing – Enable clients to overcome supply chain challenges and benefit from TAT ’ s in - house MRO capabilities across all products . 10 INVESTOR PRESENTATION - August 2026 KEY GROWTH ENGINES DRIVE NEAR - TERM AND FUTURE GROWTH M&A – Well - positioned with the infrastructure ready to execute our M&A strategy — driving market share, expanded capabilities, and value for customers and shareholders .

INVESTOR PRESENTATION - August 2026 11 BACKLOG Value of Long - Term Agreements (LTAs) and Backlog LTAs and Backlog ($M) (1) Q 2 - 2026 LTAs & BACKLOG (1) Value of LTAs calculated by taking the average annual order quantity for OEM components and MRO services for each customer and multiplying by prior year average revenue per order and remaining years in the agreement, adjusting for any forward guidance from customers

INVESTOR PRESENTATION - August 2026 12 Q 2 2026 Key Indicators (1) Adjusted EBITDA and Adjusted EBITDA Margin are non - U.S. GAAP measures. Please see the appendix for a reconciliation of Adjuste d EBITDA and Adjusted EBITDA Margin to the most comparable U.S. GAAP measures TAT ($M) Q2-26 Q2-25 ∆ Q2-26 YOY H1-26 H1-25 ∆ H1-26 YOY Revenue 52.9 43.1 ↑ 22.8% 94.1 85.2 ↑ 10.4% Gross Profit 13.3 10.8 ↑ 23.0% 23.4 20.8 ↑ 12.4% Gross Margin 25.2% 25.1% ↑ 10bp 24.8% 24.4% ↑ 40bp Operating Income 5.6 4.4 ↑ 26.8% 8.6 8.6 ↑ 0.0% Operating Margin 10.6% 10.3% ↑ 30bp 9.1% 10.1% ↓ (100)bp Net Income 8.1 3.4 ↑ 134.5% 11.5 7.3 ↑ 58.1% Net Margin 15.2% 8.0% ↑ 720bp 12.2% 8.5% ↑ 370bp EPS (diluted, $) 0.61 0.30 ↑ 106.8% 0.87 0.64 ↑ 36.6% Adjusted EBITDA 7.4 6.1 ↑ 22.7% 12.3 11.8 ↑ 4.1% Adjusted EBITDA Margin 14.0% 14.0% 13.1% 13.8% ↓ (70)bp (1) (1)

INVESTOR PRESENTATION - August 2026 13 APPENDIX

INVESTOR PRESENTATION - August 2026 14 PRODUCT AND SERVICE OFFERINGS

INVESTOR PRESENTATION - August 2026 15 THERMAL SOLUTIONS OVERVIEW OEM Solutions & MRO Services Delivers end - to - end thermal solutions: • D esign and manufacturing of high - performance OEM - certified systems and products for tier 1 aircraft and system manufacturers • S pecialized MRO services for both U.S. and international airlines and the majority of government a erospace & defense contractors in the U.S. REVENUE ($M) KEY CUSTOMERS

INVESTOR PRESENTATION - August 2026 16 THERMAL SOLUTIONS Short Term : • The “ After COVID ” effect increased demand for flights, and a constrained supply of new aircraft is creating strong demand for Aviation MRO services • Close and long - lasting relationships with clients and our multi - product offering as an OEM and MRO service provider enable us to gain market share by increasing our value proposition to customers • R&D capabilities as an OEM enable us to participate in bids for new types of engines, aircraft platforms and technologies Long Term : • Intellectual capital from decades of experience in providing thermal components and solutions for integrators enables us to offer a holistic solution as a Thermal System OEM and MRO service provider • Market - leading R&D capabilities in thermal solutions put us on the front line for future aviation designs, such as electrification of aircraft and eVTOL Addressable Market INVESTOR PRESENTATION - March 2026

INVESTOR PRESENTATION - August 2026 17 Maintenance, Repair & Overhaul (MRO) OEM and licensed MRO service provider for multiple APU platforms representing over 25,000 aircrafts still in production As a Honeywell authorized service partner, the Company is one of a few licensed providers, creating a significant commercial advantage and competitive position in the market REVENUE ($M) APU SERVICES OVERVIEW KEY CUSTOMERS Quarterly figures may not sum to annual totals due to rounding

INVESTOR PRESENTATION - August 2026 18 APU SERVICES 331 - 20 X 331 - 500 131 STRATEGIC AGREEMENTS Addressable Market (1) (1) (1) (1) (2) (1) (1) From publicly available data provided by Boeing and Airbus, accessed as of April 2025 , and Company management estimates 331-20X B767, B757, C17 $85M ~45% 331-500 B777 $290M ~2% 131 B737, A319-20-21 $2,200M <1% Current Annual Market Share Current Annual Market Size PlatformEngine

INVESTOR PRESENTATION - August 2026 19 LANDING GEAR OVERVIEW MRO Services Provider of landing gear MRO services for systems across multiple platforms utilized in commercial airline, business jet and military markets Maintain strategic agreements with and certifications from OEMs that ensure access to the landing gear market and ongoing opportunities within the following fleets of aircraft: AUTHORIZED Embraer – E 170 / 175 aircraft • OEM authorized U.S. provider Gulfstream – G 400 and G 500 • Exclusive provider to Gulfstream ATR – 42 / 72 aircraft REVENUE ($M) Quarterly figures may not sum to annual totals due to rounding

INVESTOR PRESENTATION - August 2026 20 LANDING GEAR Growing demand for MRO services in landing gear • Full in - house capabilities in MRO - Machining services - Plating services • Resulting in lower cost Addressable Market

INVESTOR PRESENTATION - August 2026 21 TRADING & LEASING Leasing : Lease i nventory of 29 APU engines, including 331 - 500 utilized on the Boeing 777 aircraft This service enables the Company to meet growing demand of our customers by helping them overcome the market shortage for APUs and related parts Trading : Trade APU parts, heat e xchangers, landing g ear and other parts across all TAT product lines and service offerings Allows the Company to manage inventory efficient ly as well as maintain an on going supply of the most in - demand parts REVENUE ($M) Quarterly figures may not sum to annual totals due to rounding

INVESTOR PRESENTATION - August 2026 22 TRADING & LEASING • Leasing – With a large and diversified pool of 29 APUs, we provide leasing solutions to our customers while leveraging our in - house MRO capabilities to support their ongoing operational needs and ensure high fleet availability • Trading – As the industry suffers from supply c hain challenges, our variety of solutions and in - house engineering capabilities, from small components such as valves and pumps through heat e xchangers (OEM/MRO) to APU and landing g ear MRO services, gives us a wide market reach to meet industry needs

INVESTOR PRESENTATION - August 2026 23 OTHER CAPABILITIES • Nearly 50 years of experience developing fluid controls and accessories for defense and commercial platforms • P rovides highly qualified, durable and affordable Environmental Control Systems (ECS) for defense applications • U tilizes advanced technologies to repair and recondition turbine components for both commercial and military applications as well as ground turbines • O ne - stop - shop offering a multitude of specialized services for repair, refurbishment or remanufacturing of components REVENUE ($M) Quarterly figures may not sum to annual totals due to rounding

INVESTOR PRESENTATION - August 2026 24 NEW TECHNOLOGIES Future Growth Drivers ADDITIVE MANUFACTURING & 3 D PRINTING THERMAL SYSTEMS FOR ELECTRIC AIRCRAFT & AUTONOMOUS AIRCRAFT FULL THERMAL SOLUTIONS TO ENGINE HEADS

INVESTOR PRESENTATION - August 2026 25 Financial

INVESTOR PRESENTATION - August 2026 26 Q 2 2026 RESULTS Key Indicators (1) Adjusted EBITDA and Adjusted EBITDA Margin are non - U.S. GAAP measures. Please see the appendix for a reconciliation of Adjuste d EBITDA and Adjusted EBITDA Margin to the most comparable U.S. GAAP measures (1) (1) TAT ($M) Q2-26 Q1-26 Q4-25 Q3-25 Q2-25 ∆ Q2-26 YOY H1-26 H1-25 ∆ H1-26 YOY Revenue 52.9 41.1 46.5 46.2 43.1 ↑ 22.8% 94.1 85.2 ↑ 10.4% Gross Profit 13.3 10.0 11.7 11.6 10.8 ↑ 23.0% 23.4 20.8 ↑ 12.4% Gross Margin 25.2% 24.4% 25.2% 25.1% 25.1% ↑ 10bp 24.8% 24.4% ↑ 40bp Operating Income 5.6 3.0 4.9 5.3 4.4 ↑ 26.8% 8.6 8.6 ↑ 0.0% Operating Margin 10.6% 7.3% 10.6% 11.4% 10.3% ↑ 30bp 9.1% 10.1% ↓ (100)bp Net Income 8.1 3.4 4.7 4.8 3.4 ↑ 134.5% 11.5 7.3 ↑ 58.1% Net Margin 15.2% 8.3% 10.2% 10.5% 8.0% ↑ 720bp 12.2% 8.5% ↑ 370bp EPS (diluted, $) 0.61 0.26 0.36 0.37 0.30 ↑ 106.8% 0.87 0.64 ↑ 36.6% Adjusted EBITDA 7.4 4.9 6.9 6.8 6.1 ↑ 22.7% 12.3 11.8 ↑ 4.1% Adjusted EBITDA Margin 14.0% 11.8% 14.8% 14.6% 14.0% 13.1% 13.8% ↓ (70)bp

INVESTOR PRESENTATION - August 2026 27 REVENUE BY PRODUCT Quarterly figures may not sum to annual totals due to rounding Heat Exchange 19.1 18.5 16.6 17.5 17.7 7.8% 37.6 36.1 4.2% APU 17.4 11.6 13.9 14.6 11.5 51.8% 29.0 23.8 22.2% Trading & Leasing 6.9 2.7 6.1 4.3 5.9 16.9% 9.6 8.0 20.1% Landing Gears 2.8 2.0 3.3 3.8 2.0 45.1% 4.9 5.3 -8.2% Others 6.7 6.2 6.6 6.0 6.1 9.8% 12.9 12.0 7.1% Total Revenue 52.9 41.1 46.5 46.2 43.1 22.8% 94.1 85.2 10.3% H1-26 YOY % Revenue By Product ($M) Q2-26 YOY %Q2-25 H1-25Q3-25Q2-26 H1-26Q1-26 Q4-25

INVESTOR PRESENTATION - August 2026 28 UPWARD TRENDING REVENUE

INVESTOR PRESENTATION - August 2026 29 GROSS PROFIT AND GROSS PROFIT MARGIN

INVESTOR PRESENTATION - August 2026 30 OPERATING INCOME

INVESTOR PRESENTATION - August 2026 31 NET INCOME The second quarter of 2026 included a $ 3.4 million net of tax, non - operating gain from the sale of a minority interest in an unconsolidated entity.

INVESTOR PRESENTATION - August 2026 32 CASH FLOW Cash Flow ($M) Q2-26 Q2-25 H1-26 H1-25 Net cash provided by (used in) operating activities (0.56) 6.95 1.39 1.91 Net cash used in investing activities 3.35 (3.31) 1.93 (6.17) Net cash provided by financing activities 0.29 34.50 (0.26) 40.29 Net increase (decrease) in cash and cash equivalents3.08 38.14 3.06 36.04 Cash and cash equivalents at the beginning of the year51.55 5.34 51.57 7.43 Cash and cash equivalents at the end of the year 54.63 43.47 54.63 43.47

INVESTOR PRESENTATION - August 2026 33 BALANCE SHEET HIGHLIGHTS Strong Balance Allows Future Leverage Leverage Metrics ($M) Q2-26 Q1-26 FY 2025 Shareholder's Equity 188.9 180.5 176.4 Total Assets 246.6 232.8 226.7 Equity-to-Assets Ratio 0.77 0.78 0.78 Net (Debt) cash 43.2 40.0 39.6 Operating Working Capital Q2-26 Q1-26 FY 2025 Current Assets Accounts Receivable 38.8 30.5 33.4 Inventory 85.2 81.7 75.5 Current Liabilities Accounts Payable 18.5 15.5 13.0 Operating Working Capital 105.5 96.7 96.0

INVESTOR PRESENTATION - August 2026 34 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON - GAAP) (UNAUDITED) $M Q2-26 Q1-26 Q4-25 Q3-25 Q2-25 Net Income 8.07 3.40 4.73 4.84 3.44 Adjustments: Affiliated Companies (0.59) (0.52) (0.51) (0.37) (0.32) Taxes on Income 1.91 0.15 0.52 0.82 0.21 Financial Expense net 0.55 (0.04) 0.21 (0.03) 1.10 D&A 1.45 1.37 1.39 1.33 1.33 Share base compensation 0.36 0.49 0.55 0.17 0.29 Gain on sale of equity investment -4.32 Adjusted EBITDA 7.43 4.85 6.88 6.76 6.05 Adjusted EBITDA Margin 14.0%11.8%14.8%14.6%14.0%